UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 20

Artisan Partners Asset Management Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

04316A-108

(CUSIP Number)

Laura E. Simpson

875 E. Wisconsin Ave., Suite 800

Milwaukee, WI 53202

(414) 390-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 04316A-108	SCHEDULE 13D	Page 2 of 8

1.	NAMES OF REPORTING PERSONS Eric R. Colson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,091,013[1]
	9.	SOLE DISPOSITIVE POWER 736,914
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,091,013
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%[2]
14.	TYPE OF REPORTING PERSON (See Instructions) IN

[1]

Represents all shares of Class A and Class B common stock of Artisan Partners Asset Management Inc. that the Stockholders Committee (discussed in this Schedule 13D), of which Mr. Colson is a member, has the power to vote. Mr. Colson disclaims beneficial ownership of all shares except those for which he has sole dispositive power.

[2]

Represents the amount in Row 11 divided by the sum of the total number of outstanding shares of Class A common stock and the number of shares of Class A common stock that would be issued upon exchange of the shares of Class B common stock included in Row 8.

CUSIP No. 04316A-108	SCHEDULE 13D	Page 3 of 8

1.	NAMES OF REPORTING PERSONS Charles J. Daley, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 400[3]
	8.	SHARED VOTING POWER 8,091,013[4]
	9.	SOLE DISPOSITIVE POWER 153,605
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,091,413
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%[5]
14.	TYPE OF REPORTING PERSON (See Instructions) IN

[3]

Represents all shares of Class A common stock of Artisan Partners Asset Management Inc. beneficially owned by Mr. Daley that are not subject to the Stockholders Agreement discussed in this Schedule 13D.

[4]

Represents all shares of Class A and Class B common stock of Artisan Partners Asset Management Inc. that the Stockholders Committee, of which Mr. Daley is a member, has the power to vote. Mr. Daley disclaims beneficial ownership of all shares except those for which he has sole dispositive power.

[5]

Represents the amount in Row 11 divided by the sum of the total number of outstanding shares of Class A common stock and the number of shares of Class A common stock that would be issued upon exchange of the shares of Class B common stock included in Row 8.

CUSIP No. 04316A-108	SCHEDULE 13D	Page 4 of 8

1.	NAMES OF REPORTING PERSONS Gregory K. Ramirez
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,400[6]
	8.	SHARED VOTING POWER 8,091,013[7]
	9.	SOLE DISPOSITIVE POWER 167,245
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,092,413
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%[8]
14.	TYPE OF REPORTING PERSON (See Instructions) IN

[6]

Represents all shares of Class A common stock of Artisan Partners Asset Management Inc. beneficially owned by Mr. Ramirez that are not subject to the Stockholders Agreement discussed in this Schedule 13D.

[7]

Represents all shares of Class A and Class B common stock of Artisan Partners Asset Management Inc. that the Stockholders Committee, of which Mr. Ramirez is a member, has the power to vote. Mr. Ramirez disclaims beneficial ownership of all shares except those for which he has sole dispositive power.

[8]

Represents the amount in Row 11 divided by the sum of the total number of outstanding shares of Class A common stock and the number of shares of Class A common stock that would be issued upon exchange of the shares of Class B common stock included in Row 8.

CUSIP No. 04316A-108	SCHEDULE 13D	Page 5 of 8

About this Amendment No. 20

This Amendment No. 20 to Schedule 13D (“Amendment No. 20”) amends the statement on Schedule 13D relating to the Class A common stock of Artisan Partners Asset Management Inc. (the “Company”) filed by the Reporting Persons with the Securities and Exchange Commission on March 12, 2014, as amended from time to time (the “Schedule 13D”). Capitalized terms used in this Amendment No. 20 but not otherwise defined herein have the meanings given to them in the Schedule 13D.

This Amendment No. 20 is being made to report a decrease in the number of shares subject to the Stockholders Agreement described in the Schedule 13D and the percentage of the combined voting power attributed to those shares. Except as otherwise set forth herein, this Amendment No. 20 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) – (b)

As of August 2, 2024, 6,511,945 shares of Class A common stock of the Company and all 1,579,068 shares of Class B common stock of the Company are subject to the Stockholders Agreement (the “Covered Shares”). Those shares, in the aggregate, represent approximately 11.3% of the combined voting power of the Company’s outstanding common stock. Each of the Reporting Persons is a member of the three-person Stockholders Committee that has the power to vote the Covered Shares. As a result, each of the Reporting Persons may be deemed to have acquired beneficial ownership of all Covered Shares. Each of the Reporting Persons disclaims beneficial ownership of all Covered Shares, except for those shares with respect to which each Reporting Person, respectively, possesses sole dispositive power as noted below. The Stockholders Agreement is described in greater detail in, and filed as an exhibit to, the Schedule 13D.

Name	Aggregate Number of Shares of Class A Common Stock Beneficially Owned	Percentage of Outstanding Class A Common Stock	Sole Voting Power	Shared Voting Power	Sole Power to Dispose	Shared Power to Dispose
Eric R. Colson	8,091,013	11.3%	0	8,091,013	736,914	0
Charles J. Daley, Jr.	8,091,413	11.3%	400	8,091,013	153,605	0
Gregory K. Ramirez	8,092,413	11.3%	1,400	8,091,013	167,245	0

The percentages in the column titled Percentage of Outstanding Class A Common Stock are calculated in accordance with Rule 13d-3(d)(1)(i) and thereby represent each Reporting Person’s aggregate number of shares of Class A common stock beneficially owned, divided by the sum of the total number of outstanding shares of Class A common stock and the number of shares of Class A common stock that would be issued upon exchange of the shares of Class B common stock deemed to be beneficially owned by the Reporting Person. Each share of Class B common stock corresponds to a Class B common unit of Holdings, which, together with the corresponding Class B common unit, is exchangeable for one share of Class A common stock, subject to certain restrictions and conditions.

(c)

The Company canceled and retired 5,382 and 15,315 restricted shares of Class A common stock previously granted to employees of Artisan Partners Limited Partnership, in connection with the employees’ retirement from the firm on July 1, 2024 and July 31, 2024, respectively. Separately, on August 1, 2024, the Company issued 4,642 restricted shares of Class A common stock to a new employee of Artisan Partners Limited Partnership, pursuant to the Company’s 2023 Omnibus Incentive Compensation Plan. Shares of common stock that have been granted to employees of the Company’s subsidiaries remain subject to the Stockholders Agreement until such time as they have vested and are sold. In the 60 days prior to the filing of this Amendment No. 20, approximately 6,000 Covered Shares were sold in the open market by an employee of the firm. None of Mr. Colson, Mr. Daley, nor Mr. Ramirez transacted in Covered Shares during this 60-day period.

On August 1, 2024, pursuant to the Exchange Agreement, an employee-partner exchanged 111,213 Class B common units of Holdings (along with a corresponding number of shares of Class B common stock, which were canceled) for an equal number of shares of Class A common stock. Subsequent to the exchange, some or all of the shares of Class A common stock received upon such exchange may be sold in the open market. None of Mr. Colson, Mr. Daley, nor Mr. Ramirez exchanged Class B common units in connection with the exchange.

CUSIP No. 04316A-108	SCHEDULE 13D	Page 6 of 8

(d) Except for the shares listed in the column titled Sole Power to Dispose, persons other than the Reporting Persons have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares listed in the column titled Aggregate Number of Shares of Class A Common Stock Beneficially Owned. The information set forth under Items 2 through 4 and Item 6 of the Schedule 13D is hereby incorporated by reference.

CUSIP No. 04316A-108	SCHEDULE 13D	Page 7 of 8

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, dated as of February 20, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on March 10, 2015)

99.2	Stockholders Agreement, dated as of March 12, 2013 (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K filed on February 25, 2016)

99.3	Exchange Agreement, dated as of March 6, 2013 (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K filed on February 25, 2016)

99.4	Amended and Restated Resale and Registration Rights Agreement, dated as of November 6, 2013 (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K filed on February 25, 2016)

99.5	Power of Attorney of Eric R. Colson, dated January 25, 2023 (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed on February 9, 2024)

99.6	Power of Attorney of Charles J. Daley, Jr., dated January 25, 2023 (incorporated by reference to Exhibit 99.6 to the Schedule 13D filed on February 9, 2024)

99.7	Power of Attorney of Gregory K. Ramirez, dated January 25, 2023 (incorporated by reference to Exhibit 99.7 to the Schedule 13D filed on February 9, 2024)

CUSIP No. 04316A-108	SCHEDULE 13D	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2024

ERIC R. COLSON

By:	/s/ Eric R. Colson*

CHARLES J. DALEY JR.

By:	/s/ Charles J. Daley Jr. *

GREGORY K. RAMIREZ

By:	/s/ Gregory K. Ramirez*

*By:	/s/ Lisa A. Moran
Lisa A. Moran
Attorney-in-Fact for Eric R. Colson
Attorney-in-Fact for Charles J. Daley, Jr.
Attorney-in-Fact for Gregory K. Ramirez